Filed Pursuant to Rule 424(b)(3)
File No. 333-297438
PROSPECTUS
Quantum Corporation
Up to 13,809,707 Shares of Common Stock
This prospectus relates to the resale from time to time by the selling stockholders identified in this prospectus (the “Selling Stockholders”), of up to 13,809,707 shares of our common stock, $0.01 par value per share, consisting of: (i) 10,615,712 shares of common stock (the “PIPE Shares”) issued and sold to certain accredited investors (the “PIPE Investors”) pursuant to a Securities Purchase Agreement, dated as of June 1, 2026 (the “Purchase Agreement”); (ii) 3,083,975 shares of common stock (the "Share Consideration") issued to Dialectic Technology SPV LLC, a Delaware limited liability company ("Dialectic"), in connection with the voluntary conversion of our 10.00% PIK Senior Secured Convertible Notes due 2028 (the "Convertible Notes"); and (iii) up to 110,020 shares of common stock (the "Warrant Shares"),which is the maximum number of shares issuable based on an assumed exercise price of $5.00 upon exercise of a warrant (the "Conversion Warrant") issued to Dialectic as additional consideration for the conversion of the Convertible Notes.
See the section entitled “The Transaction” for a description of these transactions and the section entitled "Selling Stockholders" for additional information about the Selling Stockholders.
Our registration of the shares of our common stock covered by this prospectus does not mean the Selling Stockholders will offer or sell any of the shares of our common stock. The Selling Stockholders may offer, sell, or distribute all or a portion of their shares of common stock publicly or through private transactions at prevailing market prices or at negotiated prices. We will not receive any proceeds from any sale of shares of common stock by the Selling Stockholders pursuant to this prospectus or any prospectus supplement. We may receive proceeds from the exercise of the Conversion Warrant if exercised for cash; however, we cannot predict whether or when the Conversion Warrant will be exercised or whether it will be exercised on a cash or cashless basis. The resale of our common stock being offered by the Selling Stockholders pursuant to this prospectus, or the perception that these sales could occur, could result in a decline in the public trading price of our common stock. We provide more information about how the Selling Stockholders may sell or otherwise dispose of the shares of our common stock in the section entitled "Plan of Distribution." We will bear all costs, expenses, and fees in connection with the registration of the shares of common stock offered hereby. The Selling Stockholders will bear all commissions and discounts attributable to their sales of the shares of common stock offered hereby.
Our shares of common stock are listed on the Nasdaq Global Market under the symbol “QMCO.” On July 24, 2026, the closing price of our common stock was $11.10 per share.
We are a “smaller reporting company” under the federal securities laws and are subject to reduced disclosure and public reporting requirements. See “Prospectus Summary—Smaller Reporting Company.”
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Investing in our common stock involves a high degree of risk. See the sections entitled “Risk Factors” on page 7 and in the documents incorporated by reference in this prospectus. You should carefully consider these risk factors, as well as the other information contained or incorporated by reference in this prospectus, before you invest.
The date of this prospectus is July 24, 2026.

Neither we nor the Selling Stockholders have authorized anyone to provide you with any information or to make any representations other than those contained or incorporated by reference in this prospectus. We and the Selling Stockholders do not take responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the securities offered hereby and only under circumstances and in jurisdictions where it is lawful to do so. No dealer, salesperson or other person is authorized to give any information or to represent anything not contained or incorporated by reference in this prospectus. This prospectus is not an offer to sell securities, and it is not soliciting an offer to buy securities, in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus or the documents incorporated by reference herein is accurate only as of the date on the front of this prospectus or the date of such incorporated document only, regardless of the time of delivery of this prospectus or any sale of a security. Our business, financial condition, results of operations and prospects may have changed since those dates.
You should read this prospectus and any applicable prospectus supplement or post-effective amendment to the registration statement of which this prospectus forms a part together with the additional information to which we refer you in the section titled “Where You Can Find More Information; Incorporation by Reference.”
All references in this prospectus to “Quantum,” the “Company,” “we,” “us” and “our” refer to Quantum Corporation and its consolidated subsidiaries, except where the context otherwise requires or as otherwise indicated.
“Quantum” and the Quantum logo are our trademarks. This prospectus and the documents incorporated by reference into this prospectus may also contain trademarks and trade names that are the property of their respective owners. We do not intend our use or display of other companies’ trade names, trademarks, or service marks to imply relationships with, or endorsements or sponsorship of us by, these other companies.
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ABOUT THIS PROSPECTUS
We may provide a prospectus supplement or post-effective amendment to the registration statement of which this prospectus forms a part to add information to, or update or change information contained in, this prospectus. Any statement contained in this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in such prospectus supplement or post-effective amendment modifies or supersedes such statement. Any statement so modified will be deemed to constitute a part of this prospectus only as so modified, and any statement so superseded will be deemed not to constitute a part of this prospectus. You should read this prospectus and any applicable prospectus supplement or post-effective amendment to the registration statement of which this prospectus forms a part together with the additional information to which we refer you in the section of this prospectus titled “Where You Can Find More Information; Incorporation by Reference.”
This prospectus contains summaries of certain provisions contained in some of the documents described herein, but reference is made to the actual documents for complete information. All of the summaries are qualified in their entirety by the actual documents. Copies of some of the documents referred to herein have been filed, will be filed, or will be incorporated by reference as exhibits to the registration statement of which this prospectus forms a part, and you may obtain copies of those documents as described below under “Where You Can Find More Information; Incorporation by Reference.”

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This prospectus contains forward-looking statements that involve risks and uncertainties. When used in this prospectus, the words “anticipate,” “believe,” “could,” “expect,” “estimate,” “intend,” “plan,” “potential,” “will,” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expected.
These forward-looking statements speak only as of the date hereof. We expressly disclaim any obligation or undertaking to update any forward-looking statements contained herein to reflect any change in our expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.
You should read this prospectus completely and with the understanding that our actual future results, levels of activity and performance as well as other events and circumstances may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

PROSPECTUS SUMMARY
This summary highlights selected information appearing elsewhere in this prospectus and does not contain all of the information that you should consider before investing in our common stock. Because it is a summary, it may not contain all of the information that may be important to you. To understand this offering fully, you should read this entire prospectus carefully.
Quantum Corporation
Quantum delivers end-to-end data management solutions designed for unstructured data in the artificial intelligence (“AI”) era. From high-performance ingest that powers AI applications and demanding data-intensive workloads to massive, durable data lakes to fuel AI models, Quantum delivers one of the most comprehensive and cost-efficient solutions for the entire data lifecycle. We specialize in solutions for video, images, audio, and other large files because this unstructured data represents more than 80% of all data being created according to leading industry analyst firms. Unstructured data poses both immense potential and significant challenges for organizations looking to retain and analyze their data for AI and other initiatives. Effectively managing and leveraging this data with an intelligent data management platform is not just an option but a necessity for businesses aiming to uncover hidden insights and create value.
The Transaction
Private Placement
On June 1, 2026, we entered into a Securities Purchase Agreement (the "Purchase Agreement") with certain accredited investors (the "PIPE Investors"), pursuant to which we issued and sold to the PIPE Investors an aggregate of 10,615,712 shares of common stock at a price of $9.42 per share, for aggregate gross proceeds of $100 million (the "Private Placement"). The proceeds from the Private Placement were used to repay all of our existing term debt, with the remaining proceeds allocated for working capital and general corporate purposes.
Share Consideration
Concurrently with the Private Placement, Dialectic Technology SPV LLC ("Dialectic"), as the sole beneficial owner of our 10.00% PIK Senior Secured Convertible Notes due 2028 (the "Convertible Notes"), voluntarily converted the entire outstanding principal amount of the Convertible Notes, together with all accrued and unpaid interest thereon, into shares of common stock pursuant to a Conversion Agreement dated June 1, 2026 (the "Conversion Agreement"). At the closing on June 4, 2026, the Convertible Notes were canceled and the underlying indenture was satisfied and discharged in full.
As consideration for Dialectic's agreement to voluntarily convert the Convertible Notes to facilitate the Private Placement, at the closing, we issued to Dialectic additional shares of common stock (the "Share Consideration"), which represents the quotient of (A) approximately $13.0 million, the value of nominal PIK interest that would accrue on the Convertible Notes from the closing to the maturity date thereof, assuming the Convertible Notes had remained outstanding until the end of the stated term, discounted at a rate of 11%, plus (B) approximately $3.0 million, the deferred cash interest owed to Dialectic under the Company's term loan credit agreement, divided by $5.1940, the conversion price of the Convertible Notes in effect following the reset period ending March 31, 2026.
Conversion Warrant
As additional consideration for Dialectic's agreement to convert the Convertible Notes, on June 1, 2026, we issued to Dialectic a warrant (the "Conversion Warrant") to purchase up to 105,911 shares of common stock at an exercise price of $5.1940 per share, exercisable at any time until the fifth anniversary of issuance. The exercise price and the number of shares underlying the Conversion Warrant are subject to adjustment in the event of specified events, including dilutive issuances at a price lower than the exercise price, a subdivision or combination of the common stock, a reclassification of the common stock or specified dividend payments, subject to certain limitations. Upon exercise, the aggregate exercise price may be paid, at Dialectic's election, in cash or on a net issuance basis. Additionally, Dialectic may require us to repurchase the unexercised portion of the Conversion Warrant for an amount equal to $844,255 (proportionately adjusted) after the fourth anniversary of issuance, or prior to the fourth anniversary upon a change of control or immediately prior to a voluntary dissolution, liquidation or winding up. The number of Warrant Shares registered hereunder includes up to 110,020 shares of common stock, which is the maximum number of shares issuable upon exercise of the Conversion Warrant, assuming a floor exercise price of $5.00.
In connection with the Private Placement, we entered into a Registration Rights Agreement with the PIPE Investors, dated as of June 1, 2026 (the "PIPE Registration Rights Agreement"), pursuant to which we agreed to file a registration statement with the SEC covering the resale of the common stock sold in the Private Placement within 45 days of the closing date and to use commercially reasonable efforts to have such registration statement declared effective within the time period set forth therein. In connection with the Conversion Warrant, we and Dialectic entered into a First Amendment, dated as of June 1, 2026, to the Registration Rights Agreement dated as of September 23, 2025 (as so amended, the "Warrant Registration Rights Agreement"), pursuant to which Dialectic was granted certain registration rights with respect to the Share Consideration and shares of common stock issuable upon exercise of the Conversion Warrant.
Corporate Information
Quantum was founded in 1980 and reincorporated under the laws of the State of Delaware in 1987. Our principal executive offices are located at 10770 E. Briarwood Avenue, Centennial, Colorado 80112, and our telephone number is (408) 944-4000. Our website address is www.quantum.com. We do not incorporate the information on, or accessible through, our website into this prospectus, and you should not consider any information on, or accessible through, our website as part of this prospectus.
Smaller Reporting Company
We are a smaller reporting company as defined in Item 10(f)(1) of Regulation S-K. Smaller reporting companies may take advantage of certain reduced disclosure obligations, including, among other things, providing only two years of audited financial statements. We will remain a smaller reporting company until the last day of the fiscal year in which (1) the market value of our shares of common stock held by non-affiliates exceeds $250 million as of the prior June 30, or (2) our annual revenues exceeded $100 million during such completed fiscal year and the market value of our shares of common stock held by non-affiliates exceeds $700 million as of the prior June 30.

THE OFFERING

Issuer	Quantum Corporation

Shares of common stock offered by the Selling Stockholders
Up to 13,809,707 shares of common stock, consisting of: (i) 10,615,712 PIPE Shares; (ii) 3,083,975 shares of common stock constituting the Share Consideration; and (iii) up to 110,020 Warrant Shares issuable upon exercise of the Conversion Warrant, which is the maximum number of shares issuable, assuming a floor exercise price of $5.00.

Common stock outstanding prior to this offering	14,638,000 shares.

Use of proceeds
We will not receive any proceeds from the resale of shares of our common stock offered by this prospectus by the Selling Stockholders. We may receive proceeds from the exercise of the Conversion Warrant if exercised for cash. See "Use of Proceeds” on page 9.

Risk factors
Investing in our common stock involves a high degree of risk. See “Risk Factors” on page 7 and the other information included or incorporated by reference in this prospectus for a discussion of factors you should consider carefully before deciding to invest in our common stock.

Nasdaq trading symbol	“QMCO.”
The number of shares of our common stock to be outstanding immediately prior to this offering is based on 14,638,000 shares of our common stock outstanding as of March 31, 2026 and excludes:
•1,533,782 shares available for future issuance under our 2023 Long-Term Incentive Plan (the “LTIP”);
•204,383 shares available for future issuance under our Employee Stock Purchase Plan;
•114,629 shares available for future issuance under our 2021 Inducement Plan (the “Inducement Plan”);
•410,058 shares underlying restricted stock units granted pursuant to the LTIP;
•130,250 shares underlying performance-based restricted stock units granted pursuant to the LTIP;
•25,000 shares underlying restricted stock units granted pursuant to the Inducement Plan;
•25,000 shares underlying performance-based restricted stock units granted pursuant to the Inducement Plan;
•100,000 shares underlying options to purchase common stock, granted pursuant to the LTIP;
•2,500 shares issuable upon the exercise of outstanding warrants issued to advisors of the Company, at an exercise price of $60.00 per share;
•2,500 shares issuable upon the exercise of outstanding warrants issued to advisors of the Company, at an exercise price of $20.00 per share; and
•2,653,308 shares issuable upon the exercise of a warrant we issued to Dialectic on September 23, 2025 (the "Forbearance Warrant"), at an exercise price of $8.81 per share, as amended by the First Amendment to the Forbearance Warrant dated June 1, 2026.
Subsequent to March 31, 2026, the Company issued (i) 10,615,712 PIPE Shares in the Private Placement; (ii) 11,020,645 shares of common stock to Dialectic upon conversion of the Convertible Notes; (iii) 3,083,975 shares of common stock to Dialectic as the Share Consideration; and (iv) the Conversion Warrant to Dialectic, exercisable for up to 110,020 shares of common stock at an assumed floor exercise price of $5.00 per share.

RISK FACTORS
Investing in our common stock involves a high degree of risk. You should carefully consider the risk factors discussed under the caption “Risk Factors” in our most recent Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and our Current Reports on Form 8-K incorporated by reference in this prospectus, as well as any prospectus supplement to this prospectus, and the other information contained in or incorporated by reference into this prospectus and any prospectus supplement to this prospectus before deciding to invest in our common stock. These risks and uncertainties are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations. If any of these risks actually occur, our business, financial condition and results of operations could be materially and adversely affected.

THE TRANSACTION
Private Placement
On June 1, 2026, we entered into the Purchase Agreement with the PIPE Investors, pursuant to which we issued and sold to the PIPE Investors an aggregate of 10,615,712 shares of common stock at a price of $9.42 per share, for aggregate gross proceeds of $100 million. The proceeds from the Private Placement were used to repay all of our existing term debt, with the remaining proceeds allocated for working capital and general corporate purposes.
Share Consideration
Concurrently with the Private Placement, Dialectic, as the sole beneficial owner of our Convertible Notes, voluntarily converted the entire outstanding principal amount of the Convertible Notes, together with all accrued and unpaid interest thereon, into shares of common stock pursuant to the Conversion Agreement. At the closing on June 4, 2026, the Convertible Notes were canceled and the underlying indenture was satisfied and discharged in full.
As consideration for Dialectic's agreement to voluntarily convert the Convertible Notes to facilitate the Private Placement, at the closing, we issued to Dialectic additional shares of common stock, as Share Consideration, which represents the quotient of (A) approximately $13.0 million, the value of nominal PIK interest that would accrue on the Convertible Notes from the closing to the maturity date thereof, assuming the Convertible Notes had remained outstanding until the end of the stated term, discounted at a rate of 11%, plus (B) approximately $3.0 million, the deferred cash interest owed to Dialectic under the Company's term loan credit agreement, divided by $5.1940, the conversion price of the Convertible Notes in effect following the reset period ending March 31, 2026.
Conversion Warrant
As additional consideration for Dialectic's agreement to convert the Convertible Notes, on June 1, 2026, we issued to Dialectic the Conversion Warrant to purchase up to 105,911 shares of common stock at an exercise price of $5.1940 per share, exercisable at any time until the fifth anniversary of issuance. The exercise price and the number of shares underlying the Conversion Warrant are subject to adjustment in the event of specified events, including dilutive issuances at a price lower than the exercise price, a subdivision or combination of the common stock, a reclassification of the common stock or specified dividend payments, subject to certain limitations. Upon exercise, the aggregate exercise price may be paid, at Dialectic's election, in cash or on a net issuance basis. Additionally, Dialectic may require us to repurchase the unexercised portion of the Conversion Warrant for an amount equal to $844,255 (proportionately adjusted) after the fourth anniversary of issuance, or prior to the fourth anniversary upon a change of control or immediately prior to a voluntary dissolution, liquidation or winding up. The number of Warrant Shares registered hereunder includes up to 110,020 shares of common stock, which is the maximum number of shares issuable upon exercise of the Conversion Warrant, assuming a floor exercise price of $5.00.
In connection with the Private Placement, we entered into the PIPE Registration Rights Agreement, pursuant to which we agreed to file a registration statement with the SEC covering the resale of the common stock sold in the Private Placement within 45 days of the closing date and to use commercially reasonable efforts to have such registration statement declared effective within the time period set forth therein. In connection with the Conversion Warrant, we and Dialectic entered into a First Amendment to the Warrant Registration Rights Agreement, pursuant to which Dialectic was granted certain registration rights with respect to the Share Consideration and the shares of common stock issuable upon exercise of the Conversion Warrant.

USE OF PROCEEDS
This prospectus relates to shares of our common stock that may be offered and sold from time to time by the Selling Stockholders. All of the common stock offered by the Selling Stockholders pursuant to this prospectus will be sold by the Selling Stockholders for their own accounts. We will not receive any of the proceeds from these sales. We may receive proceeds from the exercise of the Conversion Warrant if Dialectic elects to exercise for cash; however, there is no assurance that the Conversion Warrant will be exercised or that it will be exercised on a cash basis rather than a cashless basis.

SELLING STOCKHOLDERS
This prospectus relates to the offer and sale by the Selling Stockholders of up to 13,809,707 shares of common stock, consisting of: (i) 10,615,712 PIPE Shares issued to the PIPE Investors in the Private Placement; (ii) 3,083,975 shares of the Share Consideration issued to Dialectic; and (iii) up to 110,020 Warrant Shares issuable upon exercise of the Conversion Warrant held by Dialectic, which is the maximum number of shares issuable, assuming a floor exercise price of $5.00. We are registering the PIPE Shares pursuant to the PIPE Registration Rights Agreement, and the Share Consideration and Warrant Shares pursuant to the Warrant Registration Rights Agreement, in order to permit the Selling Stockholders to offer such shares for resale from time to time. For additional information regarding the shares of common stock being offered by this prospectus, see the section entitled “The Transaction.”
As used in this prospectus, the term “Selling Stockholders” means the persons listed in the table below, and the donees, pledgees, transferees or other successors in interest selling securities received after the date of this prospectus from a Selling Stockholder as a gift, pledge, partnership distribution or other transfer other than through a public sale.
The table below presents information regarding each Selling Stockholder and the shares of common stock that may be resold by each Selling Stockholder from time to time under this prospectus. This table is prepared based on information supplied to us by each Selling Stockholder, to the extent available, and reflects holdings as of July 1, 2026. The number of shares in the column entitled "Maximum Number of Shares of Common Stock Being Offered" represents all of the shares of common stock being offered for resale by such Selling Stockholder under this prospectus. The Selling Stockholders may sell some, all, or none of the shares being offered for resale in this offering. We do not know how long the Selling Stockholders will hold the shares before selling them, and we are not aware of any existing arrangements between any Selling Stockholder and any other stockholder, broker, dealer, underwriter, or agent relating to the sale or distribution of the shares of our common stock being offered for resale by this prospectus.
Beneficial ownership is determined in accordance with Rule 13d-3(d) promulgated by the SEC under the Exchange Act and includes shares of common stock with respect to which a Selling Stockholder has sole or shared voting and investment power. The percentage of shares of common stock beneficially owned by the Selling Stockholders prior to the offering shown in the table below is based on an aggregate of 39,374,500 shares of our common stock outstanding on July 1, 2026. The fourth column in the table below assumes (i) the resale by the Selling Stockholders of all of the shares of common stock being offered for resale pursuant to this prospectus and (ii) no other shares of common stock are acquired or sold by the Selling Stockholders prior to completion of this offering. However, the Selling Stockholders are not obliged to sell all or any portion of the shares of common stock offered pursuant to this prospectus.
Several of the Selling Stockholders, including Dialectic, are parties to a Right of First Refusal Agreement dated June 1, 2026 (the "ROFR Agreement"), pursuant to which such Selling Stockholders have a right of first refusal to purchase 25% of all equity securities that we may issue or sell for a period ending on the earlier of six months following June 1, 2026 and completion of our next equity financing transaction, subject to certain exceptions.
John A. Fichthorn, a member of our board of directors, is the Managing Partner of Dialectic Capital Management, which serves as investment advisor to Dialectic.  For additional information regarding the transactions involving Dialectic, including the Share Consideration issued to Dialectic and the Warrant Shares issuable upon exercise of the Conversion Warrant held by Dialectic, see the sections entitled “Prospectus Summary” and “The Transaction.”

Based on the information provided to us by each Selling Stockholder, other than as specified in the table below, none of the Selling Stockholders is a broker-dealer.

	Shares of Common Stock Beneficially Owned		Maximum Number of Shares of Common Stock Being Offered	Shares of Common Stock Beneficially Owned After the Offered Shares of Common Stock Are Sold
Name of Selling Stockholder	Number	Percent		Number	Percent
Dialectic Technology SPV LLC(1)	16,867,948	40.03%	3,193,995	13,673,953	32.45%
Alyeska Master Fund, L.P.(2)	2,653,928	6.74%	2,653,928	0	—
Two Seas Global (Master) Fund LP(3)	2,388,535	6.07%	2,388,535	0	—
JAWS Capital, LP(4)	1,950,000	4.95%	1,750,000	200,000	*
Oaktree Value Opportunities Fund Holdings, L.P.(5)	1,164,870	2.96%	1,164,870	0	—
Oaktree London Liquid Value Opportunities Fund (VOF), L.P.(5)	535,571	1.36%	535,571	0	—
BOSTON PATRIOT ARLINGTON ST, LLC(5)	311,237	*	311,237	0	—
Neuberger Berman Equity Funds, Neuberger Intrinsic Value Fund(6)	878,389	2.23%	776,645	101,744	*
Morgan Stanley Pathway Small-Mid Cap Equity ETF(6)	72,187	*	72,187	0	—
State Teachers Retirement System of Ohio(6)	212,739	*	212,739	0	—
Ashford Capital Partners, LP(7)	350,000	*	350,000	0	—
Ashford Institutional Growth Fund, L.L.C.(7)	50,000	*	50,000	0	—
Manatuck Hill Scout Fund, LP(8)	175,000	*	175,000	0	—
Manatuck Hill Navigator Master Fund, LP(8)	100,000	*	100,000	0	—
Manatuck Hill Mariner Master Fund, LP(8)	75,000	*	75,000	0	—
__________________
* Less than 1%.
(1)The shares held by Dialectic prior to the offering consist of (a) 2,653,308 shares issuable upon the exercise of the Forbearance Warrant, (b) 11,020,645 shares of common stock issued to Dialectic upon conversion of the Convertible Notes, (c) the Share Consideration, and (d) the Warrant Shares issuable upon exercise of the Conversion Warrant, assuming a floor exercise price of $5.00. The shares offered by Dialectic pursuant to this prospectus consist of (x) the Share Consideration and (y) the Warrant Shares issuable upon exercise of the Conversion Warrant, assuming a floor exercise price of $5.00. The business address is 119 Rowayton Avenue, Rowayton, CT 06853.
(2)Alyeska Investment Group, L.P., the investment manager of Alyeska Master Fund, L.P., has voting and investment control of the shares held by Alyeska Master Fund, L.P. Anand Parekh is the Chief Executive Officer of Alyeska Investment Group, L.P. and may be deemed to be the beneficial owner of such shares. Mr. Parekh, however, disclaims any beneficial ownership of the shares held by Alyeska Master Fund, L.P. The registered address of Alyeska Master Fund, L.P. is at c/o Maples Corporate Services Limited, P.O. Box 309, Ugland House, South Church Street, George Town, Grand Cayman, KY1-1104, Cayman Islands. Alyeska Investment Group, L.P. is located at 77 W. Wacker, Suite 700, Chicago, IL 60601. Alyeska Master Fund, L.P. is also a party to the ROFR Agreement described above.
(3)Two Seas Capital LP serves as investment manager to Two Seas Global (Master) Fund LP. Two Seas Global Fund GP LLC is the general partner of Two Seas Global (Master) Fund LP and Sina Toussi is the sole member of Two Seas Global Fund GP LLC. Two Seas Capital LP, Two Seas Global Fund GP LLC, and Sina Toussi have shared voting and investment control over the shares held by Two Seas Global (Master) Fund LP. Two Seas Global (Master) Fund LP is also a party to the ROFR Agreement described above. The business address is 32 Elm Place, 3rd Floor, Rye, NY 10580.
(4)Barry Sternlicht has voting and investment control over the shares held by JAWS Capital, LP. JAWS Capital, LP is an affiliate of a broker-dealer, Starwood Capital, LLC, a limited purpose broker-dealer. JAWS Capital, LP has represented that it purchased the shares offered hereby in the ordinary course of business and, at the time of the purchase, had no agreements or understandings, directly or indirectly, with any person to distribute such shares. The business address is 591 W. Putnam Ave., Greenwich, CT 06830.
(5)Each of Oaktree Value Opportunities Fund Holdings, L.P., Oaktree London Liquid Value Opportunities Fund (VOF), L.P., and Boston Patriot Arlington St, LLC is (directly or indirectly) managed by Oaktree Capital Management, L.P. The general partner of Oaktree Capital Management, L.P. is Oaktree Capital Management GP, LLC. The sole managing member of Oaktree Capital Management GP, LLC is Oaktree Capital Holdings, LLC. Oaktree Capital Holdings, LLC is governed and controlled by its eleven-member board of directors. Each of the foregoing general partners, managers, managing members, and directors disclaims beneficial ownership of the securities except to the extent of their pecuniary interest therein (if any). Each of Oaktree Value Opportunities Fund Holdings, L.P., Oaktree London Liquid Value Opportunities Fund (VOF), L.P., and Boston Patriot Arlington St, LLC is also party to the ROFR Agreement described above. The business address of each of the foregoing is 333 S. Grand Avenue, 28th Floor, Los Angeles, CA 90071.
(6)Includes an additional 101,744 shares held. Neuberger Berman Investment Advisers LLC serves as investment adviser to each of Neuberger Berman Equity Funds, Neuberger Intrinsic Value Fund, Morgan Stanley Pathway Small-Mid Cap Equity ETF, and State Teachers Retirement System of Ohio. Neuberger Berman Investment Advisers LLC has voting and investment control over the shares held by each such entity. Each of (i) Neuberger Berman Equity Funds, Neuberger Intrinsic Value Fund, (ii) Morgan Stanley Pathway Small-Mid Cap Equity ETF and (iii) State Teachers Retirement System of Ohio (each, a “Neuberger Entity”) is an affiliate of a broker-dealer. Each Neuberger Entity has represented that it purchased the shares offered hereby in the ordinary course of business and, at the time of the purchase, had no agreements or understandings, directly or indirectly, with any person to distribute such shares. The business address is 1290 Avenue of the Americas, New York, NY 10104.
(7)Ashcap Corp. is the general partner of Ashford Capital Partners LP. Theodore H. Ashford is the President and 100% owner of Ashcap Corp., and is the Chairman of Ashford Capital Management Inc. Theodore H. Ashford III is the Vice President of Ashcap Corp., and the Chief Executive Officer and Co-Chief Investment Officer of Ashford Capital Management Inc. Ashford Capital Management Inc. serves as the investment advisor to Ashford Capital Partners LP and Ashford Institutional Growth Fund, L.L.C. Ashford Capital Management Inc. is the managing member of Ashford Institutional Growth Fund, L.L.C. Ashford Capital Management Inc. has voting and investment control over the shares held by Ashford Capital Partners LP and Ashford Institutional Growth Fund, L.L.C. The business address is 1 Walkers Mill Road, Wilmington, DE 19707.
(8)Mark Broach has voting and investment control over the shares held by each of Manatuck Hill Scout Fund, LP, Manatuck Hill Navigator Master Fund, LP, and Manatuck Hill Mariner Master Fund, LP. The business address is c/o Manatuck Hill Partners, LLC, 1465 Post Rd East, Westport, CT 06880.

DESCRIPTION OF OUR SECURITIES
The following summary of the material terms of our securities is not intended to be a complete summary of the rights and preferences of such securities, and is qualified by reference to our Certificate of Incorporation, our Bylaws and the warrant-related documents described herein, which are exhibits to the registration statement of which this prospectus is a part. We urge you to read each of our Certificate of Incorporation, our Bylaws and the warrant-related documents described herein in their entirety for a complete description of the rights and preferences of our securities.
Authorized and Outstanding Stock
Our Certificate of Incorporation authorizes the issuance of 225,000,000 shares of common stock, $0.01 par value per share, and 20,000,000 shares of undesignated preferred stock, $0.01 par value per share, 1,000,000 of which is designated as Series B Junior Participating Preferred Stock. As of July 1, 2026, there were 39,374,500 shares of our common stock and no shares of our preferred stock outstanding. The outstanding shares of our common stock are duly authorized, validly issued, fully paid and non-assessable. As of such date, there were 204 holders of record of our common stock and 2 holders of record of our warrants. Because many shares of our common stock are held by brokers and other nominees on behalf of stockholders, the number of record holders of our common stock is not indicative of the total number of stockholders.
Common Stock
Voting Power
Each holder of common stock is entitled to one vote per share, except in the case of election of our directors.
Dividends
Holders of common stock will be entitled to receive such dividends, if any, as may be declared from time to time by our board of directors (the “Board”) in its discretion out of funds legally available therefor. In no event will any stock dividends or stock splits or combinations of stock be declared or made on common stock unless the shares of common stock at the time outstanding are treated equally and identically. We have not paid any cash dividends to date. We may retain future earnings, if any, for future operations, expansion and debt repayment and have no current plans to pay cash dividends for the foreseeable future. Any decision to declare and pay dividends in the future will be made at the discretion of the Board and will depend on, among other things, our results of operations, financial condition, cash requirements, contractual restrictions and other factors that the Board may deem relevant. In addition, our ability to pay dividends may be limited by covenants of future outstanding indebtedness we or our subsidiaries incur.
Liquidation, Dissolution and Winding Up
In the event of our voluntary or involuntary liquidation, dissolution, distribution of assets or winding-up, the holders of the common stock will be entitled to receive an equal amount per share of all of our assets of whatever kind available for distribution to stockholders, after the rights of the holders of the preferred stock have been satisfied.
Preemptive or Other Rights
Our stockholders have no preemptive or other subscription rights and there are no sinking fund or redemption provisions applicable to common stock.
Election of Directors
At an election of directors of the Company, each holder of stock or any class or classes or of a series thereof shall be entitled to as many votes as shall equal the number of votes which such holder would be entitled to cast for the election of directors with respect to such holder’s shares of stock multiplied by the number of directors to be elected, and such holder may cast all of such votes for a single director or may distribute them among the number of directors to be voted for, or for any two or more of them as such holder sees fit.
Preferred Stock
Our Certificate of Incorporation provides that shares of preferred stock may be issued from time to time in one or more series. Our Board is authorized to fix the voting rights, if any, designations, powers and preferences, the relative, participating, optional or other special rights, and any qualifications, limitations and restrictions thereof, applicable to the shares of each series of preferred stock. Our Board is able to, without stockholder approval, issue preferred stock with voting and other rights that could adversely affect the voting power and other rights of the holders of the common stock and could have anti-takeover effects. The ability of our Board to issue preferred stock without stockholder approval could have the effect of delaying, deferring or preventing a change of control of Quantum or the removal of existing management.
Warrants
As of July 1, 2026 there were warrants to purchase 2,764,219 shares of common stock outstanding.
Advisor Warrants
We issued 2,500 warrants to purchase common stock in June 2020 and an additional 2,500 warrants to purchase common stock in June 2023 to advisors of the Company.
The June 2020 warrants entitle the registered holder to purchase one share of common stock at a price of $60.00 per share, subject to adjustment as discussed below, at any time commencing June 16, 2020. The June 2023 warrants entitle the registered holder to purchase one share of common stock at a price of $20.00 per share, subject to adjustment as discussed below, at any time commencing June 1, 2023. The June 2020 warrants will expire on June 16, 2030 and the June 2023 warrants will expire on June 1, 2033. The June 2020 warrants are issued under and subject to the terms of the Warrant Agreement dated as of June 16, 2020, the June 2023 warrants are issued under and subject to the terms of the Warrant Agreement dated as of June 1, 2023.
Forbearance Warrant
On September 23, 2025, we issued to Dialectic the Forbearance Warrant, pursuant to which Dialectic is entitled to purchase up to 2,653,308 shares of common stock at an exercise price of $8.81 per share. The Forbearance Warrant may be exercised by Dialectic at any time until the seventh anniversary of issuance.
The exercise price and the number of shares underlying the Forbearance Warrant are subject to adjustment in the event of specified events, including dilutive issuances at a price lower than the exercise price of the Forbearance Warrant, a subdivision or combination of the common stock, a reclassification of the common stock or specified dividend payments, subject to certain limitations as set forth in the Forbearance Warrant. Upon exercise, the aggregate exercise price may be paid, at Dialectic’s election, in cash or on a net issuance basis, based upon the then current market price of the common stock at the time of exercise. Dialectic may also require us to repurchase the Forbearance Warrant for $20.0 million after the fifth anniversary of the issuance of the Forbearance Warrant, upon a change of control or immediately prior to the occurrence of a voluntary dissolution, liquidation or winding up of the affairs of our business, with such repurchase amount subject to adjustment as set forth in the Forbearance Warrant.
On June 1, 2026, we and Dialectic entered into a First Amendment to the Forbearance Warrant, pursuant to which, among other things, the terms of the Forbearance Warrant were updated to be consistent with the Conversion Warrant described below.
Conversion Warrant
On June 1, 2026, as additional consideration for Dialectic's agreement to voluntarily convert the Convertible Notes, we issued to Dialectic the Conversion Warrant to purchase up to 105,911 shares of common stock at an exercise price of $5.1940 per share (equal to the conversion price of the Convertible Notes in effect following the reset period ending March 31, 2026), exercisable at any time until the fifth anniversary of issuance.

The exercise price and the number of shares underlying the Conversion Warrant are subject to adjustment in the event of specified events, including dilutive issuances at a price lower than the exercise price of the Conversion Warrant, a subdivision or combination of the common stock, a reclassification of the common stock or specified dividend payments, subject to certain limitations as set forth in the Conversion Warrant. The Conversion Warrant includes certain antidilution protections in favor of Dialectic, subject to certain limitations, including limitations that restrict Dialectic from beneficially owning more than 19.99% of the Company's outstanding common stock and certain exclusions.
Upon exercise, the aggregate exercise price may be paid, at Dialectic's election, in cash or on a net issuance basis, based upon the then current market price of the common stock at the time of exercise. Additionally, Dialectic may require us to repurchase the unexercised portion of the Conversion Warrant for an amount equal to $844,255 (proportionately adjusted for the portion of the Conversion Warrant subject to repurchase) after the fourth anniversary of issuance, or, prior to the fourth anniversary, upon a change of control or immediately prior to the occurrence of a voluntary dissolution, liquidation or winding up of the affairs of the Company.
Certain Anti-Takeover Provisions of Delaware Law, and in our Certificate of Incorporation and Bylaws
Special Meetings of Stockholders
Our Certificate of Incorporation and our Bylaws provide that, unless otherwise required by law, special meetings of our stockholders may be called only by (i) our Board, (ii) the Chairman of our Board, if there be one, or (iii) the President.
Advance Notice Requirements for Stockholder Proposals and Director Nominations
Our Bylaws provide that stockholders seeking to bring business before our annual meeting of stockholders, or to nominate candidates for election as directors at our annual meeting of stockholders, must provide timely notice of their intent in writing. To be timely under our Bylaws, a stockholder’s notice will need to be received by the company secretary at our principal executive offices not later than the 45th day nor earlier than the 75th day before the one-year anniversary of the date on which we first mailed our proxy materials or a notice of availability of proxy materials (whichever is earlier) for the previous year’s annual meeting of stockholders; provided, however, that in the event that no annual meeting was held in the previous year or if the date of the annual meeting is advanced by more than 30 days prior to or delayed by more than 60 days after the one-year anniversary of the date of the previous year’s annual meeting, notice by the stockholder must be received by the secretary no earlier than the close of business on the 120th day prior to such annual meeting and not later than the close of business on the later of (i) the 90th day prior to such annual meeting or (ii) the 10th day following the day on which public announcement of the date of such annual meeting is first made. Our Certificate of Incorporation and our Bylaws specify certain requirements as to the form and content of a stockholders’ meeting. These provisions may preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders.
Authorized but Unissued Shares
Our authorized but unissued common stock and preferred stock are available for future issuances without stockholder approval and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock and preferred stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.
Section 203 of the Delaware General Corporation Law
We are subject to the provisions of Section 203 of the Delaware General Corporation Law (the “DGCL”) regulating corporate takeovers. In general, Section 203 prohibits a publicly-held Delaware corporation from engaging, under certain circumstances, in a business combination with an interested stockholder for a period of three years following the date the person became an interested stockholder unless:
•prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;
•upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, but not the outstanding voting stock owned by the interested stockholder, (1) shares owned by persons who are directors and also officers and (2) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or
•at or subsequent to the date of the transaction, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 ⅔% of the outstanding voting stock which is not owned by the interested stockholder.
Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the “interested stockholder” and an “interested stockholder” is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of a corporation’s outstanding voting stock. We expect the existence of this provision to have an anti-takeover effect with respect to transactions our Board does not approve in advance. We also anticipate that Section 203 may discourage business combinations or other attempts that might result in a premium over the market price for the shares of common stock held by our stockholders.
The provisions of the DGCL, our Certificate of Incorporation and our Bylaws could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, may also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.
Limitation on Liability and Indemnification of Directors and Officers
Our Certificate of Incorporation limits our directors’ liability to the fullest extent permitted under the DGCL. The DGCL provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except for liability:
•for any transaction from which the director derives an improper personal benefit;
•for any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;
•for any unlawful payment of dividends or redemption of shares; or
•for any breach of a director’s duty of loyalty to the corporation or its stockholders.
If the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of our directors will be eliminated or limited to the fullest extent permitted by the DGCL as so amended.
Delaware law and our Bylaws provide that we will, in certain situations, indemnify our directors and officers and may indemnify other employees and other agents, to the fullest extent permitted by law. Any indemnified person is also entitled, subject to certain limitations, to advancement, direct payment, or reimbursement of reasonable expenses (including attorneys’ fees and disbursements) in advance of the final disposition of the proceeding.
In addition, we have entered into indemnification agreements with our directors and officers. These agreements, among other things, require us to indemnify our directors and officers for certain expenses, including attorneys’ fees, judgments, fines, and settlement amounts incurred by a director or officer in any action or proceeding arising out of their services as one of the company’s directors or officers or any other company or enterprise to which the person provides services at the company’s request.
We maintain a directors’ and officers’ insurance policy pursuant to which our directors and officers are insured against liability for actions taken in their capacities as directors and officers. We believe these provisions in our Certificate of Incorporation and our Bylaws and these indemnification agreements are necessary to attract and retain qualified persons as directors and officers.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, or control persons, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.
Transfer Agent and Registrar
The transfer agent and registrar for our common stock and warrants is Computershare Trust Company, N.A.
Listing of Securities
Our common stock is listed on the Nasdaq Global Market under the symbol “QMCO.”

PLAN OF DISTRIBUTION
We are registering up to 13,809,707 shares of common stock for resale by the Selling Stockholders, consisting of: (i) 10,615,712 PIPE Shares issued in the Private Placement; (ii) 3,083,975 shares of common stock constituting the Share Consideration issued to Dialectic; and (iii) up to 110,020 Warrant Shares issuable upon exercise of the Conversion Warrant held by Dialectic, which is the maximum number of shares issuable assuming a floor exercise price of $5.00. We have agreed to pay for all of the registration expenses pursuant to the PIPE Registration Rights Agreement and the Warrant Registration Rights Agreement, as amended, including, without limitation, all registration and filing fees, fees and expenses of compliance with securities or blue sky laws, printing and delivery expenses, and reasonable fees and disbursements of our counsel and our accountants. Registration expenses do not include any underwriting discounts and commissions or similar costs.
The shares of common stock offered by this prospectus are being offered by the Selling Stockholders. The term “Selling Stockholders” includes donees, pledgees, transferees or other successors in interest selling securities received after the date of this prospectus from a Selling Stockholder as a gift, pledge, partnership distribution or other transfer other than through a public sale, any of whom may sell the shares of common stock from time to time under the prospectus, an amendment to the registration statement of which this prospectus forms a part or supplement to the prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of Selling Stockholders to include the pledgee, transferee or other successors in interest as a Selling Stockholder under the prospectus, as appropriate. The shares may be sold or distributed from time to time by the Selling Stockholders directly to one or more purchasers or through brokers, dealers, or underwriters who may act solely as agents at market prices prevailing at the time of sale, at prices related to the prevailing market prices, at negotiated prices, or at fixed prices, which may be changed. We will not receive any of the proceeds from the sale of the securities by the Selling Stockholders.
The Selling Stockholders may sell their shares of common stock by one or more of, or a combination of, the following methods:
•purchases by a broker-dealer as principal and resale by such broker-dealer for its own account pursuant to this prospectus;
•ordinary brokers’ transactions and transactions in which the broker solicits purchasers;
•block trades in which the broker-dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;
•on any national securities exchange or quotation service on which our common stock may be listed or quoted at the time of sale or in the over-the-counter market;
•through trading plans entered into by a Selling Stockholder pursuant to Rule 10b5-1 under the Exchange Act, that are in place at the time of an offering pursuant to this prospectus and any applicable prospectus supplement hereto that provide for periodic sales of their securities on the basis of parameters described in such trading plans;
•to or through underwriters or broker-dealers;
•in “at the market” offerings, as defined in Rule 415 under the Securities Act, at negotiated prices, at prices prevailing at the time of sale or at prices related to such prevailing market prices, including sales made directly on a national securities exchange or sales made through a market maker other than on an exchange or other similar offerings through sales agents;
•in privately negotiated transactions;
•in options transactions or other transactions in which a Selling Stockholder satisfies its obligations through the delivery of shares of our common stock;
•in connection with short sales;

•any combination of the foregoing; or
•any other method permitted pursuant to applicable law.
In addition, any shares that qualify for sale pursuant to Rule 144 or another exemption from registration under the Securities Act may be sold under Rule 144 or such other exemption rather than pursuant to this prospectus. A Selling Stockholder may elect to make an in-kind distribution of common stock to its members, partners, stockholders or other equityholders pursuant to the registration statement of which this prospectus forms a part by delivering a prospectus. To the extent that such members, partners, stockholders or other equityholders are not affiliates of ours, such members, partners, stockholders or other equityholders would thereby receive freely tradable shares of our common stock pursuant to a distribution pursuant to the registration statement of which this prospectus forms a part.
To the extent required, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution. In connection with distributions of the shares or otherwise, a Selling Stockholder may enter into hedging transactions with broker-dealers or other financial institutions. In connection with such transactions, broker-dealers or other financial institutions may engage in short sales of shares of common stock in the course of hedging the positions they assume with such Selling Stockholder. A Selling Stockholder may also sell shares of common stock short and redeliver the shares to close out such short positions. A Selling Stockholder may also enter into option or other transactions with broker-dealers or other financial institutions that require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction). A Selling Stockholder may also pledge shares or grant a security interest in shares to a broker-dealer or other financial institution, and, upon a default under the secured obligation, such broker-dealer or other financial institution, may effect sales of the pledged shares pursuant to this prospectus (as supplemented or amended to reflect such transaction).
A Selling Stockholder may enter into derivative transactions with third parties, or sell securities not covered by this prospectus to third parties in privately negotiated transactions. If the applicable prospectus supplement indicates, in connection with those derivatives, the third parties may sell securities covered by this prospectus and the applicable prospectus supplement, including in short sale transactions. If so, the third party may use securities pledged by such Selling Stockholder or borrowed from such Selling Stockholder or others to settle those sales or to close out any related open borrowings of stock and may use securities received from such Selling Stockholder in settlement of those derivatives to close out any related open borrowings of stock. The third party in such sale transactions may be an underwriter and, if applicable, will be identified in the applicable prospectus supplement (or a post-effective amendment). In addition, a Selling Stockholder may otherwise loan or pledge securities to a financial institution or other third party that in turn may sell the securities short using this prospectus. Such financial institution or other third party may transfer its economic short position to investors in our securities or in connection with a concurrent offering of other securities.
In effecting sales, broker-dealers or agents engaged by a Selling Stockholder may arrange for other broker-dealers to participate. Broker-dealers or agents may receive commissions, discounts or concessions from such Selling Stockholder in amounts to be negotiated immediately prior to the sale.
In offering the securities covered by this prospectus, any broker-dealer who executes sales for the Selling Stockholders may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. The compensation of any broker-dealer may be deemed to be underwriting discounts and commissions.
In order to comply with the securities laws of certain states, if applicable, the shares may be sold only through registered or licensed brokers or dealers. In addition, in certain states, the shares may not be sold unless they have been registered or qualified for sale in the state or an exemption from the state’s registration or qualification requirement is available and complied with.
Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the securities may not simultaneously engage in market making activities with respect to our common stock for the applicable restricted period, as defined in Regulation M, prior to the commencement of the distribution. In addition, the Selling Stockholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of our common stock by a Selling Stockholder or any other person. We will make copies of this prospectus available to the Selling Stockholders and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale (including by compliance with Rule 172 under the Securities Act).
At the time a particular offer of securities is made, if required, a prospectus supplement will be distributed that will set forth the number of securities being offered and the terms of the offering, including the name of any underwriter, dealer or agent, the purchase price paid by any underwriter, any discount, commission and other item constituting compensation, any discount, commission or concession allowed or reallowed or paid to any dealer, and the proposed selling price to the public.
Under the PIPE Registration Rights Agreement and the Warrant Registration Rights Agreement, as amended, we have agreed to indemnify the Selling Stockholders as a party thereto against certain liabilities that they may incur in connection with the sale of the securities registered hereunder, including liabilities under the Securities Act, and to contribute to payments that the Selling Stockholders may be required to make with respect thereto.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS
The following is a summary of material U.S. federal income tax consequences of the purchase, ownership and disposition of our common stock purchased in this offering by a non-U.S. holder (as defined below). This summary does not address all aspects of U.S. federal income tax consequences relating thereto. This summary also does not address the tax considerations arising under the laws of any non-U.S., state or local jurisdiction, nor under U.S. federal gift, generation-skipping and estate tax laws. In general, a “non-U.S. holder” means a beneficial owner of our common stock (other than an entity treated as a partnership or other pass-through entity for U.S. federal income tax purposes) that is not, for U.S. federal income tax purposes, any of the following:
•an individual citizen or resident of the United States;
•a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;
•an estate the income of which is subject to U.S. federal income taxation regardless of its source; or
•a trust if it (1) is subject to the primary supervision of a court within the United States and one or more “United States persons” as defined under Section 7701(a)(30) of the Code have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.
This summary is based upon provisions of the Code and Treasury regulations, rulings and judicial decisions as of the date hereof. Those authorities are subject to different interpretations and may be changed, perhaps retroactively, so as to result in tax consequences different from those summarized below. The remainder of this summary assumes that a non-U.S. holder owns shares of our common stock as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment). This summary does not address all aspects of U.S. federal income tax consequences that may be relevant to non-U.S. holders in light of their particular circumstances. In addition, it does not represent a detailed description of the U.S. federal income tax consequences applicable to you if you are subject to special treatment under the U.S. federal income tax laws (including if you are a former citizen or resident of the United States, a foreign pension fund, a financial institution, an insurance company, a tax-exempt organization, a trader, broker or dealer in securities, commodities or currencies, a “controlled foreign corporation,” a “passive foreign investment company,” a partnership or other pass- through entity for U.S. federal income tax purposes (or an investor in such a pass-through entity), a person who acquired shares of our common stock as compensation or otherwise in connection with the performance of services, a person that owns, or is deemed to own, more than 5% of our capital stock (except to the extent specifically set forth below), a person using the accrual method of tax accounting subject to special tax rules under Section 451(b) of the Code, or a person who owns shares of our common stock as part of a straddle, hedge, conversion transaction or other integrated investment). We cannot assure you that a change in law will not alter significantly the tax consequences that we describe in this summary.
If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) owns our common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. Such partners and partnerships should consult their tax advisors regarding the tax consequences of the purchase, ownership and disposition of our common stock.
If you are considering the purchase of our common stock, you should consult your tax advisors concerning the particular U.S. federal income tax consequences to you of the purchase, ownership and disposition of our common stock, as well as the consequences to you arising under other U.S. federal tax laws and the laws of any other taxing jurisdiction.
Distributions
In the event that we make a distribution of cash or other property (other than certain pro rata distributions of our stock) in respect of our common stock, the distribution generally will be treated as a dividend for U.S. federal income tax purposes to the extent it is paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Any portion of a distribution that exceeds our current and accumulated earnings and profits generally will be treated first as a tax-free return of capital, causing a reduction in the adjusted tax basis of a non-U.S. holder’s common stock, and to the extent the amount of the distribution exceeds the non-U.S. holder’s adjusted tax basis in our common stock, the excess will be treated as gain from the disposition of our common stock (the tax treatment of which is discussed below under “—Gain on Disposition of Common Stock”). Any such distribution will also be subject to the discussion below under the headings “Information Reporting and Backup Withholding” and “Additional Withholding Requirements.”
Dividends paid to a non-U.S. holder generally will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by the non-U.S. holder within the United States (and, if an income tax treaty applies, are attributable to a permanent establishment or fixed base within the United States) are not subject to the withholding tax if the non-U.S. holder timely provides the applicable withholding agent a properly executed Internal Revenue Service, or the IRS, Form W-8ECI certifying under penalty of perjury that the dividends are not subject to withholding because they are effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States (and, if an income tax treaty applies, are attributable to a permanent establishment or, in the case of some treaties, a fixed base within the United States). Instead, such dividends are subject to U.S. federal income tax on a net income basis at the graduated U.S. federal income tax rates applicable to a United States person. Any such effectively connected dividends received by a foreign corporation may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.
A non-U.S. holder who wishes to claim the benefit of an applicable treaty rate for dividends will be required to timely provide the applicable withholding agent with a properly executed IRS Form W-8BEN or Form W-8BEN-E (or other applicable form) certifying under penalty of perjury that such holder is not a United States person as defined under the Code and is eligible for treaty benefits. Special certification and other requirements apply to certain non-U.S. holders that are pass-through entities rather than corporations or individuals.
A non-U.S. holder eligible for a reduced rate of U.S. federal withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.
Gain on Disposition of Common Stock
Subject to the discussion of backup withholding and additional withholding requirements below, any gain realized by a non-U.S. holder on the sale or other disposition of our common stock generally will not be subject to U.S. federal income tax unless:
•the gain is effectively connected with a trade or business of the non-U.S. holder in the United States (and, if an income tax treaty applies, is attributable to a U.S. permanent establishment or, in the case of some treaties, a fixed base of the non-U.S. holder);
•the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or
•we are or have been, at any time during the five-year period preceding such disposition (or the non-U.S. holder’s holding period, if shorter) a “United States real property holding corporation” for U.S. federal income tax purposes and certain other conditions are met.
A non-U.S. holder described in the first bullet point immediately above will be subject to tax on the gain derived from the sale or other disposition at the graduated rates applicable to a United States person as defined under the Code. In addition, if any non-U.S. holder described in the first bullet point immediately above is a foreign corporation, the gain realized by such non-U.S. holder may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. An individual non-U.S. holder described in the second bullet point immediately above will be subject to a 30% (or such lower rate as may be specified by an applicable income tax treaty) tax on the gain derived from the sale or other disposition, which gain may be offset by certain U.S. source capital losses even though the individual is not considered a resident of the United States.

Generally, a corporation is a “United States real property holding corporation” if the fair market value of its United States real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business (all as determined for U.S. federal income tax purposes). We believe we are not and do not anticipate becoming a “United States real property holding corporation” for U.S. federal income tax purposes. However, because the determination of whether we are a United States real property holding corporation depends on the fair market value of our U.S. real property interests relative to the fair market value of our U.S. and worldwide real property interests plus our other assets used or held for use in a trade or business, there can be no assurance that we will not become a U.S. real property holding corporation in the future. Even if we are or become a United States real property holding corporation, provided that our common stock is regularly traded on an established securities market, within the meaning of applicable Treasury regulations, our common stock will be treated as a U.S. real property interest only with respect to a non-U.S. holder that owns more than 5% of our outstanding common stock, directly or indirectly, actually or constructively, during the shorter of the 5-year period ending on the date of the disposition or the period that the non-U.S. holder owned our common stock. No assurance can be provided that our common stock will be considered to be regularly traded on an established securities market for purposes of the rules described above. Non-U.S. holders should consult their tax advisors if our common stock is no longer regularly traded on an established securities market for purposes of the rules described above or, if it is so traded, but the non-U.S. holder owns more than 5% of our outstanding common stock directly or indirectly, actually or constructively as described above.
Information Reporting and Backup Withholding
Distributions paid to a non-U.S. holder and the amount of any tax withheld with respect to such distributions generally will be reported to the IRS without regard to whether such distributions constitute dividends for U.S. federal income tax purposes. Copies of the information returns reporting such distributions and any withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty.
A non-U.S. holder will not be subject to backup withholding on dividends received if such holder certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that such holder is a United States person as defined under the Code), or such holder otherwise establishes an exemption.
Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale or other disposition of our common stock made within the United States or conducted through certain United States-related financial intermediaries, unless the beneficial owner certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person as defined under the Code) or such owner otherwise establishes an exemption.
Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a non-U.S. holder’s U.S. federal income tax liability provided the required information is timely furnished to the IRS.
Additional Withholding Requirements
Under Sections 1471 through 1474 of the Code, Treasury regulations thereunder and related rulings (such provisions referred to as FATCA), a 30% U.S. federal withholding tax may apply to any dividends paid on, and, subject to the discussion of the proposed Treasury regulations below, the gross proceeds from a sale or other disposition of, our common stock paid to (i) a “foreign financial institution” (as specifically defined in the Code) which does not provide sufficient documentation, typically on IRS Form W-8BEN-E, evidencing either (x) an exemption from FATCA, or (y) its compliance (or deemed compliance) with FATCA (which may alternatively be in the form of compliance with an intergovernmental agreement with the United States) in a manner which avoids withholding, or (ii) a “non-financial foreign entity” (as specifically defined in the Code) which does not provide sufficient documentation, typically on IRS Form W-8BEN-E, evidencing either (x) an exemption from FATCA, or (y) adequate information regarding certain substantial United States beneficial owners of such entity (if any). If a dividend payment is both subject to withholding under FATCA and subject to the withholding tax discussed above under “—Distributions,” the withholding under FATCA may be credited against, and therefore reduce, such other withholding tax.
Proposed Treasury regulations, if finalized in their present form, would eliminate withholding under FATCA with respect to payment of gross proceeds from a sale or other disposition of our common stock. The preamble to such proposed Treasury regulations stated that withholding agents and taxpayers may generally rely on the proposed Treasury regulations until final regulations are issued.
The preceding discussion of U.S. federal tax considerations is for general information only. It is not tax advice to investors in their particular circumstances. Each prospective investor should consult his, her or its tax advisor regarding the particular U.S. federal, state and local and non-U.S. tax consequences of the purchase, ownership and disposition of our common stock, including the consequences of any proposed change in applicable laws.

LEGAL MATTERS
The validity of the common stock offered by this prospectus will be passed upon for us by Pillsbury Winthrop Shaw Pittman LLP, Palo Alto, California.
EXPERTS
The consolidated financial statements of Quantum Corporation for the fiscal year ended March 31, 2026 and the effectiveness of its internal control over financial reporting as of March 31, 2026, have been audited by CohnReznick LLP, independent registered public accounting firm, as set forth in their reports thereon appearing in Quantum Corporation’s Annual Report on Form 10-K for the fiscal year ended March 31, 2026, and incorporated by referenced herein. Such consolidated financial statements are incorporated by reference herein in reliance upon such report given the authority of such firm as experts in accounting and auditing.
The audited consolidated financial statements as of March 31, 2025 and for the fiscal year ended March 31, 2025, incorporated by reference in this prospectus and elsewhere in the registration statement, have been so incorporated by reference in reliance upon the report of Grant Thornton LLP, independent registered public accountants, upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION; INCORPORATION BY REFERENCE
We have filed a registration statement on Form S-1 with the SEC under the Securities Act. This prospectus is part of the registration statement but the registration statement includes additional exhibits. We are required to file annual, quarterly and current reports, proxy statements and other information with the SEC as required by the Exchange Act. You can read our SEC filings, including this prospectus and the accompanying registration statement, over the Internet at the SEC’s website at www.sec.gov.
The SEC permits us to “incorporate by reference” the information contained in documents we file with the SEC, which means that we can disclose important information to you by referring you to those documents rather than by including them in this prospectus. Information that is incorporated by reference is considered to be part of this prospectus and you should read it with the same care that you read this prospectus. Later information that we file with the SEC will automatically update and supersede the information that is either contained, or incorporated by reference, in this prospectus, and will be considered to be a part of this prospectus from the date those documents are filed. We have filed with the SEC, and incorporate by reference in this prospectus:
•our Annual Report on Form 10-K for the fiscal year ended March 31, 2026;
•our Current Reports on Form 8-K filed with the SEC on June 2, 2026 and June 5, 2026; and
•the description of our common stock contained in Exhibit 4.1 to our Annual Report on Form 10-K for the year ended March 31, 2026.
We incorporate by reference all additional documents that we file with the SEC under the terms of Section 13(a), 13(c), 14 or 15(d) of the Exchange Act that are filed after the initial filing date of the registration statement of which this prospectus is a part and prior to the effectiveness of the registration statement, as well as between the date of this prospectus and the termination of any offering of securities offered by this prospectus. Such information shall be deemed incorporated by reference into this prospectus without any further act on our behalf. We are not, however, incorporating, in each case, any documents or information that we are deemed to furnish and not file in accordance with SEC rules.
Our website address is www.quantum.com. Through our website, we make available, free of charge, the following documents as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC, including our Annual Reports on Form 10-K; our proxy statements for our annual and special stockholder meetings; our Quarterly Reports on Form 10-Q; our Current Reports on Form 8-K; Forms 3, 4, and 5 and Schedules 13D with respect to our securities filed on behalf of our directors and our executive officers; and amendments to those documents. The information contained on, or that may be accessed through, our website is not a part of, and is not incorporated into, this prospectus.
Any person, including any beneficial owner, may request a copy of any or all of the documents incorporated by reference but not delivered with this prospectus, at no cost, by writing or telephoning us at the following address and number: Investor Relations, Quantum Corporation, 10770 E. Briarwood Avenue, Centennial, Colorado 80112, telephone +1 (408) 944-4000. We will not, however, send exhibits to those documents, unless the exhibits are specifically incorporated by reference in those documents.

Up to 13,809,707 Shares
Quantum Corporation
Common Stock

PROSPECTUS

  July 24, 2026